Exhibit 4.4

REDTONEASIA, INC. Unanimous Written Consent Of Board of Directors In Lieu of Special Meeting

The undersigned, being the Board of Directors of Redtone Asia, Inc., a Nevada Corporation (the “Corporation”), hereby waives the calling or holding of a meeting of the Board of Directors of the Corporation (the “Board”), consents in writing as of this 15th day of November 2021 to the following actions and directs that this unanimous written consent be filed by the Corporation’s Secretary with the minutes of proceedings of the Board.

WHEREAS, the Corporation desires to appoint Mr Chongyi Yang as its President, CEO, Treasurer, Secretary and Director.

Now therefore,

FURTHER RESOLVED, the Corporation shall accept the appointment of Mr. Chongyi Yang as its sole officer and director, effective as of November 15th 2021.

FURTHER RESOLVED, the Board of Directors of the Corporation be and hereby is authorized, empowered and directed to take any and all actions and to execute, deliver and file any and all agreements, instruments and documents as the Board of Directors so acting shall determine to be necessary or appropriate to consummate the transactions contemplated by the foregoing resolution. The taking of such action shall be conclusive evidence that the same was deemed to be necessary or appropriate and was authorized hereby.

IN WITNESS WHEREOF, the undersigned being the Board of Directors of Redtone Asia, Inc., has executed this Consent as of the day and year first written above.

/s/ Michael Dobbs

Micheal Dobbs